UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1) of

the Securities Exchange Act of 1934

(Amendment No. 10)

Human Genome Sciences, Inc.

(Name of Subject Company)

H. Acquisition Corp.

(Offeror)

GlaxoSmithKline plc

(Parent of Offeror)

(Names of Filing Persons)

COMMON STOCK, $0.01 PAR VALUE

(Title of Class of Securities)

444903108

(Cusip Number of Class of Securities)

Edgar B. Cale, Esq. GlaxoSmithKline 2301 Renaissance Boulevard P.O. Box 61540 King of Prussia, Pennsylvania 19406-2772 610-787-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Victor I. Lewkow, Esq. Benet O’Reilly, Esq. Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, New York 10006 212-225-2000	Adam O. Emmerich, Esq. Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 212-403-1000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$3,270,834,377.25	$374,837.62

*	Estimated for purposes of calculating the filing fee only. This amount assumes the purchase of: (1) 200,202,597 shares of common stock of Human Genome Sciences, Inc. (“HGS”) issued and outstanding as of July 12, 2012; (2) 17,704,869 shares of common stock of HGS subject to issuance pursuant to pursuant to currently exercisable options; and (3) 11,624,771 shares of common stock of HGS subject to issuance upon conversion of HGS’s Convertible Subordinated Notes due 2012, in each case as provided by HGS.
**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, by multiplying the transaction valuation by ..00011460.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$339,247.21	Filing Party:	GlaxoSmithKline plc, H. Acquisition Corp.
Form or Registration No.:	Schedule TO	Date Filed:	May 10, 2012

Amount Previously Paid:	$35,590.40	Filing Party:	GlaxoSmithKline plc, H. Acquisition Corp.
Form or Registration No.:	Schedule TO-T/A	Date Filed:	July 16, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 10 to the Tender Offer Statement on Schedule TO amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on May 10, 2012 (together with any amendments and supplements thereto, the “Schedule TO”) by GlaxoSmithKline plc (“GSK”), a public limited company organized under the laws of England and Wales, and H. Acquisition Corp. (the “Purchaser”), a Delaware corporation and a wholly-owned subsidiary of GSK. The Schedule TO relates to the offer by the Purchaser to purchase all outstanding shares of common stock, par value $0.01 per share (together with the associated preferred share purchase rights, the “Shares”), of Human Genome Sciences, Inc., a Delaware corporation (“HGS”), at $14.25 per Share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 10, 2012, (as subsequently amended and supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as subsequently amended and restated from time to time) (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

All capitalized terms used in this Amendment No. 10 and not otherwise defined have the respective meanings ascribed to them in the Schedule TO.

Item 11. Additional Information

“The Offer – Section 16 – Legal Proceedings” is amended by inserting after the last paragraph thereof the following:

“With respect to the foregoing case, David, et al. v. Human Genome Sciences, Inc., et al., C.A. No. 1:12-cv-00965, on July 24, 2012, the District Court heard oral arguments on plaintiffs’ motion for a temporary restraining order.

On July 24, 2012, Joan Litwin, a purported HGS stockholder, filed a putative class action complaint for injunctive and other relief against HGS, the members of the HGS Board, GSK and the Purchaser in the United States District Court for the District of Delaware, captioned Litwin v. Human Genome Sciences, Inc., et al., C.A. No. 1:99-mc-09999. Plaintiff purports to bring this action as a class action on behalf of herself and all similarly situated HGS stockholders. The complaint alleges, among other things, that the members of the HGS Board breached their fiduciary duties to HGS stockholders by approving GSK’s $14.25 per Share Offer and entering into the Merger Agreement, and that HGS, GSK and the Purchaser aided and abetted in such breaches of fiduciary duties. The complaint seeks, among other things, an order enjoining defendants from consummating GSK’s $14.25 per Share Offer, compensatory damages, and an award of attorneys’ fees and costs. Both GSK and HGS believe that the lawsuit is without merit and intend to defend the action vigorously.

On July 24, 2012, David Markovic, a purported HGS stockholder, filed a putative class action complaint for injunctive and other relief against HGS, the members of the HGS Board, GSK and the Purchaser in the Circuit Court for Montgomery County, Maryland, captioned Markovic v. Human Genome Sciences, Inc., et al., Docket No. 366054-V. Plaintiff purports to bring this action as a class action on behalf of himself and all similarly situated HGS stockholders. The complaint alleges, among other things, that the members of the HGS Board breached their fiduciary duties to HGS stockholders by approving GSK’s $14.25 per Share Offer and entering into the Merger Agreement, and that GSK and the Purchaser aided and abetted in such breaches of fiduciary duties. The complaint seeks, among other things, an order enjoining defendants from consummating GSK’s $14.25 per Share Offer, damages, and an award of attorneys’ fees and costs. Both GSK and HGS believe that the lawsuit is without merit and intend to defend the action vigorously.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 25, 2012

GLAXOSMITHKLINE PLC

By:	/s/ Victoria Whyte
Name:	Victoria Whyte
Title:	Company Secretary

H. ACQUISITION CORP.

By:	/s/ Chester Koczynski
Name:	Chester Koczynski
Title:	President

EXHIBIT INDEX

Index No.

(a)(1)(A)	Offer to Purchase dated May 10, 2012. †

(a)(1)(B)	Form of Letter of Transmittal. †

(a)(1)(C)	Form of Notice of Guaranteed Delivery. †

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. †

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. †

(a)(1)(F)	Form of summary advertisement dated May 10, 2012. †

(a)(1)(G)	Supplement to Offer to Purchase dated July 19, 2012. †

(a)(1)(H)	Form of Amended and Restated Letter of Transmittal. †

(a)(5)(A)	Text of press release issued by GSK, dated May 9, 2012. (1)

(a)(5)(B)	Text of press release issued by GSK, dated May 10, 2012. †

(a)(5)(C)	Text of press release issued by GSK, dated May 17, 2012. †

(a)(5)(D)	Text of press release issued by GSK, dated May 23, 2012. †

(a)(5)(E)	Text of press release issued by GSK, dated June 1, 2012. †

(a)(5)(F)	Text of press release issued by GSK, dated June 8, 2012. †

(a)(5)(G)	Text of press release issued by GSK, dated June 15, 2012. †

(a)(5)(H)	Text of press release issued by GSK, dated June 25, 2012. †

(a)(5)(I)	Text of press release issued by GSK, dated July 16, 2012. †

(b)	Not applicable.

(d)(1)	Agreement and Plan of Merger, among GlaxoSmithKline plc, H. Acquisition Corp. and Human Genome Sciences, Inc., dated as of July 16, 2012. †

(g)	Not applicable.

(h)	Not applicable.

†	Previously filed
(1)	Incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by GlaxoSmithKline plc on May 9, 2012.

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